September 22, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Edwin Kwong
Chief Financial Officer
62 W. 8th Avenue, 4th Floor
Vancouver, British Columbia,
Canada V5Y 1M7

Re:	Jupiter Global Holdings, Corp.
	Form 10-KSB for the year ended December 31, 2004
	Commission file #: 000-27233

Dear Mr. Kwong:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Management`s Discussion & Analysis

- General

1. In future filings, please include a section in MD&A that
discusses
your critical accounting policies, and addresses the following areas:
* Types of assumptions underlying the most significant and
subjective
estimates;
* Sensitivity of those estimates to deviations of actual results from
management`s assumptions; and
* Circumstances that have resulted in revised assumptions in the past.
	Refer to Financial Reporting Policy 60 and Proposed Rule 33-
8098
for guidance.

- Liquidity and Financial Condition

2. Please revise your MD&A section in future filings to discuss acquisitions and letters of intent entered into subsequent to year end. For example, in the MD&A for 2004, disclosure of the April 2005 closing of the Promostaffing acquisition and the June 2005 stock purchase agreement with Global Bancorp would enhance the discussion on liquidity.

Financial Statements

Statements of Stockholders` Equity

3. We note that in 2003 and 2004 you had several issuances of common and preferred stock for conversion of debt. Please tell us how you valued the shares issued and/or the related consideration received in each of these transactions including any transactions that occurred subsequent to December 31, 2004. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined. Additionally, for each conversion, please tell us the original terms of conversion for the debt that was converted and how you have considered the guidance in SFAS No. 84 in accounting for the conversion.

Notes to the Financial Statements

- General

4. We note from Item 3 that there are several lawsuits that were filed against the Company in 2004 and 2005. In future filings, please include a note to the financial statements disclosing the nature of all contingencies, an estimate of the possible loss or range of loss, and the amounts of accruals established or a statement that such an estimate cannot be made. See paragraphs 9-11 of SFAS No. 5.



Note 2.  Significant Accounting Policies

- Net Loss Per Share

5. In future filings, please revise this note to disclose the number of shares issuable upon exercise or conversion of stock options, warrants and Series B convertible preferred shares that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because their impact was antidilutive. Refer to the requirements of paragraph 40c of SFAS No.128.

Note 4. Advances Receivable

6. We note that in 2003 you issued 1,000,000 Series A convertible preferred shares for non cash consideration of $200,000. Please tell us how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined. Additionally, please explain to us why you believe this amount was properly recorded as an asset as of
December 31, 2003. As part of your response, tell us the events that took place subsequent to December 31, 2003 that caused you to determine the amount should be expensed. Also, tell us the initial terms for conversion or redemption of the Series A preferred shares and if your redemption of 125,000 shares for $50,000 cash was in accordance with the initial redemption terms. Also tell us whether the Series A convertible preferred stock provided for a beneficial conversion feature at issuance. If so, explain how it was accounted for in your financial statements. Additionally, if the initial redemption terms included the option of redemption for cash, please tell us why you believe presentation of these preferred shares as a component of stockholders` equity was appropriate.

Note 8. Stock Options and Warrants Outstanding

- Stock Purchase Warrants

7. We note that you have 22 stock purchase warrants outstanding as of
December 31, 2004. Please tell us the terms of these warrants including how they were accounted for when they were issued, the consideration that was received at issuance, and the number of shares that will be issued if they are exercised.




Annual Report on Form 10-KSB - Note 15. Subsequent Events
Quarterly Report on Form 10-QSB for the Quarter ended March
31,2005 -
Note 5. Investments

8. Please tell us how you determined the value to be assigned to the
64,615,352 shares of common stock to be issued to the sole shareholder of Promo Staffing, of $588,000. As part of your response, please explain how the valuation of these shares complied with the guidance outlined in paragraph 22 of SFAS No.141. If the shares were valued in accordance with the guidance outlined in section 1.3 of the purchase agreement which provided for a 35% discount from the average three day closing price, please explain in detail why you believe the use of this discount is appropriate.

Also, please revise the notes to your financial statements in future filings to include all of the disclosures required by paragraph 58 of
SFAS No.141 with respect to the acquisition transaction.

9. Please tell us why the Company acquired 800 shares of VOXBOX from
Global for $40,000 along with the right to acquire an additional
8,400
shares for $420,000 of cash over a 12-month period, then subsequently sold these interests back to Global on June 16, 2005 in exchange for
5,000,000 shares of Global valued at $50,000, and rights to purchase up to 50% of the issued and outstanding common shares of Global up to
June 16, 2008. As part of your response, please address the following matters:

* Please explain the business purpose for the purchase of the interest in VOXBOX and for its subsequent sale to Global in exchange for shares of Global.
* Please explain how you determined the $50,000 value assigned to the
Global shares received in connection with the sale of VOXBOX, indicate whether any gain or loss was recognized in the Company`s financial statements, and indicate how any gain or loss recognized was calculated or determined.
      We may have further comment upon receipt of your response.


Form 10-QSB for the quarter ended March 31, 2005

Note 3. Stock Based Compensation

10. We note from your disclosure that you estimated the fair value of the options using the Black-Scholes option pricing model with the assumption of an expected volatility of 94%. Please tell us the nature of the changes in your business that resulted in the assumption of expected volatility decreasing from 311% as of December 31, 2005 to
94% as of March 31, 2005.

Note 5. Investments

11. We note that you issued a note payable to acquire 8,400 shares of
VOXBOX in February 2005. Please tell us if VOXBOX had any revenues or expenses as of March 31, 2005 and if so how you have accounted for your share of gains or losses in your financial statements as of March
31, 2005. If you have not used the equity method of accounting for your investment, please tell us your accounting basis for your treatment of the investment.

12. Comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to filings on Form 10-QSB.

Form 8-K filed April 22, 2005

13. We note that on April 18, 2005 you closed the acquisition of Promostaffing.com and filed a Form 8-K reporting this transaction. Please file an amended Form 8-K with the financial statements and pro forma information as soon as possible. Also, please file an amended
Form 8-K with the financial statements and pro forma information related to the June 16, 2005 stock purchase agreement with Global Bancorp. If you do not believe financial statements or pro forma information are required for these acquisitions please explain your basis for this conclusion. See Items 310(c) and (d) of Regulation S-
B.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Edwin Kwong
Jupiter Global Holdings, Corp.
September 22, 2005
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